SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 March 31, 2004

                                 CORUS GROUP plc
                (Translation of Registrant's Name into English)

                                  30 Millbank
                            London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---         ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                   Yes   No X
                                      ---  ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
                  attached annual report to security holders)

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes   No X
                                      ---  ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934:

                                   Yes   No X
                                      ---  ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: March 31, 2004                        By  Theresa Robinson
      --------------                            ----------------

                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

Corus Group plc


31 March 2004


DIRECTORS INCREASE INVESTMENT IN CORUS


In accordance with the terms of the Annual Performance Bonus Plan, as described in the 2002 Annual Report and Accounts, shares have been purchased by the Corus Group Employee Share Trust on 29 March 2004 for the following directors:

------------------------ -------------------------- ----------------------------
Mr Philippe Varin              177,375              shares at  41.5 per share
------------------------ -------------------------- ----------------------------
Mr Stuart Pettifor               97,831             shares at  41.5 per share
------------------------ -------------------------- ----------------------------
Mr David Lloyd                   87,289             shares at  41.5 per share
------------------------ -------------------------- ----------------------------


These shares are held by the Trust for a period of three years after which they automatically vest unless they have lapsed or been forfeited other than in the case of retirement, redundancy, injury or as determined by the Board Remuneration Committee.


Following this notification, the directors shareholdings are:

--------------------------------- ----------------------------------------------
Mr Philippe Varin                  1,735,708
--------------------------------- ----------------------------------------------
Mr Stuart Pettifor                   126,164
--------------------------------- ----------------------------------------------
Mr David Lloyd                       105,210
--------------------------------- ----------------------------------------------

END